SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               GOULDS CORPORATION.
             (Exact Name of Registrant as Specified in its Charter)


         Delaware                                       15-0321120
(State of incorporation or                 (I.R.S. Employer Identification No.)
       organization)

300 Willowbrook Office Park, Fairport, NY               14450-4285
(Address of Principal Executive Offices)                (Zip Code)


If this form relates to the             If this form relates to the
registration of a class of debt         registration of a class of debt
securities and is effective upon        securities and is to become effective
filing pursuant to General              simultaneously with the effectiveness
Instruction A(c)(1) please check        of a concurrent registration statement
the following box. |_|                  under the Securities Act of 1933
                                        pursuant to General Instruction A(c)(2)
                                        please check the following box. |_|

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                        Name of Each Exchange on
to be so Registered                        Which Each Class is to be Registered

Preferred Stock Purchase Rights            New York Stock Exchange, Inc.

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

         On April 20, 1997, the Board of Directors of Goulds Pumps, Inc., a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company held of record at the close of business on April 21, 1997 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of April 21, 1997 (the "Rights Agreement"), between the Company and The Bank of New York (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $20.00 per share (the "Participating Preferred Stock"), for $80.00 (the "Exercise Price"), subject to adjustment or, in certain circumstances, one share of Common Stock for each one-one hundredth of a share of Participating Preferred Stock.

         The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer (other than the Approved Offer) which, if consummated, would result in such Person becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by the Company (by any means) that such Person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Common Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Common Stock on the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests


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sufficient securities such that such 20% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares owned by such Person and its Affiliates and Associates (as such terms are defined in the Rights Agreement) at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant. An "Approved Offer" means a tender offer pursuant to and on the terms and conditions set forth in an Agreement and Plan of Merger among ITT Industries, GPI Acquisition Corp. and the Company, dated as of April 20, 1997.

         The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

         The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (in any such case, the "Expiration Time")
(i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Record Time, (iii) the date on which the Rights are terminated as described below and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date.

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.


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         In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio. A "Flip-in Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

         Whenever the Company shall become obligated under the Rights Agreement to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock so issuable.

         In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or


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otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

         The right to exercise the Rights shall terminate, without any payment to any holder thereof and without any further action by the Company or its Board of Directors immediately prior to the purchase of any shares of Common Stock pursuant to the Approved Offer. In addition the Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, elect to terminate the Rights without any payment to any holder thereof. Immediately upon
(i) the action of the Board of Directors of the Company electing to terminate the Rights (or, if the resolution of the Board of Directors electing to terminate the Rights states that the termination will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), or (ii) immediately prior to the purchase of any shares pursuant to the Approved Offer, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter be null and void.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Company and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (i) prior to the Flip-in Date, in any respect and (ii) on or after the Flip-in Date, to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or to correct or supplement any inconsistent or defective provision contained therein.

         The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

         As of April 16, 1997 there were 21,381,593 shares of Common Stock issued and outstanding (no shares were held in treasury) and 1,744,829 shares reserved for issuance pursuant to employee benefit plans and/or convertible securities. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is attached as an exhibit to a Form 8-A, filed on or about April 21, 1997, and as an exhibit to a Form 8-K, filed on or about April 21, 1997. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, which are incorporated herein by reference in their entirety.

         The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise, as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock and as Exhibit C, a Summary of the Rights) is attached as an exhibit hereto and as an exhibit to a Form 8-A, filed on or about April 21, 1997. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, which are incorporated herein by reference in their entirety.

Item 2.   Exhibits.

     (1) Stockholder Protection Rights Agreement between Goulds Pumps, Inc. and The Bank of New York, as Rights Agent, dated as of April 21,


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          1997 (together with the Form of Rights Certificate and Form of
          Election to Exercise as Exhibit A, form of Certificate of Designations and Terms of Participating Preferred Stock as Exhibit B and Summary of Rights as Exhibit C thereto).

     (2)  Press Release, dated April 21, 1997.


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        GOULDS PUMPS, INC.

                                        By: /s/ Thomas C. McDermott
                                        Name: Thomas C. McDermott
                                        Title: Chairman, President and Chief
                                               Executive Officer


Date:  April 21, 1997


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                                  EXHIBIT INDEX


 Exhibit No.
 Under Reg.         Form 8-A
S-K, Item 601      Exhibit No.      Description
-------------      -----------      --------------------------------------------

     (4)                1           Stockholder Protection Rights Agreement
                                    between Goulds Pumps, Inc. and The Bank of
                                    New York, as Rights Agent, dated as of
                                    April 20, 1997 (together with the Form of
                                    Rights Certificate and Form of Election to
                                    Exercise as Exhibit A, form of Certificate of Designations and Terms of Participating
                                    Preferred Stock as Exhibit B and Summary of
                                    Rights as Exhibit C thereto).

     (99)               2           Press Release, dated April 21, 1997.